Hatteras Financial Corp.

110 Oakwood Drive, Suite 340

Winston Salem, North Carolina 27103

May 31, 2012

Via Courier and EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Hatteras Financial Corp.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-34030

Dear Mr. Gordon:

This correspondence is our response to your comment letter dated May 16, 2012, regarding our Form 10-K for the fiscal year ended December 31, 2011. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at Hunton & Williams LLP at (919) 899-3094, or Kenneth A. Steele at (336) 760-9331.

Sincerely,

Hatteras Financial Corp.

/s/ Kenneth A. Steele
Kenneth A. Steele, Chief Financial Officer

cc:	Securities and Exchange Commission

Stacie Gorman, Attorney

Sonia Barros, Attorney

Jonathan Wiggins, Accountant

Hatteras Financial Corp.

Michael R. Hough

Hunton & Williams LLP

Jeffrey M. Sullivan

Annex A

Item 1 – Business, page 3

The Management Agreement, page 6

1.	In future Exchange Act periodic reports, please disclose the total amount of compensation paid to your manager. Please also disclose the amount of reimbursement payments made to the advisor, and specify the portion that is specifically attributed to the compensation paid to your officers.

Response: As previously disclosed, in February 2012, we entered into a new management agreement with our external manager, which provides that additional expenses are to be reimbursed or paid by us. Prior to February 2012, we had little or no reimbursement of expenses, and none attributable to compensation of our officers. According to the terms of our management agreement, there generally will be no reimbursements made which would be compensation to our executive officers. We will include in our appropriate periodic filings with the Commission disclosure substantially similar to the following:

“During the quarter ended June 30, 2012, we paid approximately $XX million in total compensation to our manager under the management agreement, which consisted of approximately $XX million in management fees and approximately $XX in reimbursement payments. Of the $XX in reimbursement payments, none is specifically attributable to the compensation of our executive officers.”

Item 7 – Management Discussion and Analysis…., page 31

2.	In future Exchange Act periodic reports, please disclose your constant prepayment rate.

Response: We will include in our appropriate periodic filings with the Commission disclosure of our constant prepayment rate under the section entitled “Principal Repayment Rate.”

Exposure to European Financial Counterparties, page 36

3.	Please tell us what consideration you gave to disclosing your gross exposure, separately by country, to the eight financial institution counterparties that are either domiciled in Europe or a U.S.-based subsidiary of a European domiciled financial institution.

Response: In preparing our Form 10-K for the year ended December 31, 2011, we considered the Commission’s guidance entitled “European Sovereign Debt Exposures” dated January 6, 2012. As of December 31, 2011, we had, and as of the date hereof, we have, no direct European sovereign debt exposure, funded or unfunded. However, as of December 31, 2011, we had, and as of the date hereof, we have, indirect European debt exposure to banks domiciled in Europe based on their individual sovereign exposures. We monitor the credit ratings of each financial institution as part of our risk management process. We confirm that we will disclose in our applicable periodic filings with the Commission our risk by individual counterparty if the amount at risk is above 10% of our shareholders’ equity.

We reviewed our total exposure to European banks as of December 31, 2011, and based on our review, our largest exposure to an individual European counterparty was approximately 2.6% of our shareholders’ equity, and the total exposure to all European banks was less than 7% of our shareholders’ equity. We will continue to evaluate our exposure to financial institution counterparties that are either domiciled in Europe or a U.S.-based subsidiary of a European domiciled financial institution on a periodic basis and revise our disclosure in appropriate periodic filings with the Commission accordingly.

A-1

Investments, page 38

4.	In future Exchange Act periodic reports, please disclose the average yield on assets acquired during the reporting period.

Response: We respectfully note that the calculation of average yield is based on actual rates of prepayments for the period, and any actual yield calculated for the short period around initial purchase could be misleading as to future performance of such assets. A more useful indicator of asset performace would be the stated coupon rate. We will include in our appropriate periodic filings with the Commission disclosure regarding the average coupon on assets purchased during the reporting period substantially similar to the following:

“During the quarter ended June 30, 2012, we purchased approximately $XX of agency securities with a weighted average coupon of XX%.”

Liquidity and Capital Resources, page 44

5.	We note that you have master repurchase agreements with 29 financial institutions. Supplementally, please provide to us a list of repurchase agreement lenders that hold collateral in excess of 5% of your shareholders’ equity or advise.

Response: In response to your comment, we confirm that, as of December 31, 2011, none of our repurchase agreement lenders held, and as of the date hereof, none of our repurchase agreement lenders hold, collateral in excess of 5% of our shareholders’ equity.

Liquidity Sources – Repurchase Facilities, page 44

6.	In future Exchange Act periodic reports, please disclose the percentage asset decline that could cause a margin call.

Response: The margin calls we may receive are not based on a percentage asset decline but are based on a dollar-for-dollar decline above a threshold amount. These threshold amounts are in place to indicate de minimus levels to avoid excessive back and forth calls. Any dollar drop will cause a call if above these de minimus amounts. The threshold amounts are generally by counterparty, and do not vary based on the notional amount of the repurchase agreement. We will include in our appropriate periodic filings with the Commission disclosure regarding margin calls substantially similar to the following:

“We commonly receive margin calls from our lenders. We may receive margin calls daily, although we typically receive them once or twice per month. We receive margin calls under our repurchase agreements for two reasons. One of these is what is known as a “factor call” which occurs each month when the new factors (amount of principal remaining on the security) are published by the issuing agency, such as Fannie Mae. The second type of margin call we may receive is a valuation margin call. Both factor and valuation margin calls occur whenever the total value of our assets drops beyond a threshold amount, which is usually between $100,000 and $250,000. The threshold amount is generally set by each counterparty and does not vary based on the notional amount of the repurchase agreement. Both of these margin calls require a dollar-for-dollar restoration of the margin shortfall. The total amount of our unrestricted cash and cash equivalents, plus any unpledged securities, is available to satisfy margin calls, if necessary. As of December 31, 2011 and 2010, we had approximately $1.1 billion and $630 million, respectively in agency securities, short term investments, cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.”

A-2

Notes to Financial Statements, page F-7

Note 6 – Repurchase Agreements, page F-17

7.	Please disclose the carrying amount and market value of the assets sold under your repurchase agreements, including accrued interest plus any cash or other assets on deposit under the repurchase agreement. Please also disclose the amount at risk under repurchase agreements with any individual counterparty (or group of related counterparties) that exceeds 10% of stockholders’ equity, the name of such counterparty, and the weighted average maturity of the repurchase agreements with each. Refer to Rule 4-08(m)(1) of Regulation S-X.

Response: At December 31, 2011, the carrying amount and market value, including accrued interest plus any cash or other assets on deposit, of assets sold under our repurchase agreements was approximately $17.1 billion. We will include in our appropriate periodic filings with the Commission disclosure regarding the carrying amount and market value of the assets sold under our repurchase agreements.

We confirm that, as of December 31, 2011, we had, and as of the date hereof, we have, no individual counterparty (or group of related counterparties) with which we have an amount at risk under repurchase agreements that exceeds 10% of our shareholders’ equity. If the amount at risk under repurchase agreements with any individual counterparty (or group of related counterparties) exceeds 10% of shareholders’ equity in the future, we will include in our appropriate periodic filings with the Commission disclosure regarding the name of such counterparty and the weighted average maturity of the repurchase agreements.

8.	Please advise us if any of your repurchase arrangements are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

Response: All of our repurchase arrangements are repurchase financings under ASC 860-10-40-42. We have included a discussion of our accounting policy regarding repurchase financings in Note 2 – Summary of Significant Accounting Policies on page F-9 of our Form 10-K for the year ended December 31, 2011. All of our repurchase financings are accounted for as separate transactions, and we have never entered into a linked transaction. We will include in our appropriate periodic filings with the Commission additional disclosure in “Note 2 – Summary of Significant Accounting Policies” to clarify this position and indicate whether any of our repurchase arrangements are accounted for as linked transactions in the future.

A-3